Exhibit 21.1

Significant Subsidiaries of QXO, Inc.

The following table sets forth, as of May 15, 2026, the Registrant’s significant subsidiaries and their jurisdiction of incorporation. The Registrant owns 100% of the voting securities of each of the subsidiaries listed below. There are no subsidiaries not listed in the table, which would, in the aggregate, be considered significant.

Subsidiaries	Jurisdiction of Incorporation
QXO Building Products, Inc.	Delaware
Beacon Sales Acquisition, Inc.	Delaware
Kodiak Building Partners, Inc.	Delaware
American Builders Supply, Inc.	Delaware
Carpenter Contractors of America, Inc.	Illinois